Exhibit 1.01
Columbia Sportswear Company
Conflict Minerals Report
For The Year Ended December 31, 2024

SUMMARY

This Conflict Minerals Report (this "Report") of Columbia Sportswear Company (together with its wholly owned subsidiaries, the "Company", "we", "us" and "our"), for the year ended December 31, 2024 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Conflict Minerals Rule"). This Report has been prepared by the management of the Company to provide transparency on the use of certain minerals, defined in the Conflict Minerals Rule as "conflict minerals", that are necessary to the functionality or production of our products. Conflict minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten ("3TG").

Pursuant to the Conflict Minerals Rule, the Company is required to conduct a good faith reasonable country of origin inquiry ("RCOI") designed to determine whether any of the 3TG necessary to the functionality or production of the Company's products may have originated in the Democratic Republic of the Congo ("DRC") or an adjoining country, collectively defined as the "Covered Countries". Unless otherwise defined, terms used in this report are defined in the Conflict Minerals Rule.

PART I. COMPANY OVERVIEW

Our principal products include outdoor, active and lifestyle products, including apparel, footwear, accessories, and equipment, to meet the diverse needs of our customers and consumers. We develop and manage our merchandise in two principal categories: apparel, accessories and equipment; and footwear.

Our apparel, accessories and equipment products are designed to be used for all seasons, activities and locations. Our footwear products include durable, lightweight hiking boots, trail running shoes, rugged cold weather boots for activities on snow and ice, sandals and shoes for use in water activities, and footwear for lifestyle wear.

We conducted an analysis of our products to determine "in-scope" products and found that many of our products do not contain any 3TG. For those products where 3TG is necessary to the product's functionality, 3TG content generally represents a small amount of the total material content of the product (such as in zippers, hooks and rivets).

In accordance with the Conflict Minerals Rule and industry guidance, we determined that certain items could be excluded from our in-scope product analysis, including point-of-purchase displays, prototypes, packaging, hangers, and samples. In addition, we made determinations with respect to the exclusions from our scope certain dyes, biocides and fungicides included in certain products that are not indicated to include 3TG. We also excluded from the in-scope product analysis the following products because we do not believe we contract to manufacture the products:
•Certain products manufactured by third-party licensees under trademark license agreements;
•Products manufactured pursuant to agreements for which the Company has limited control over the content or manufacturing of the product, including certain products manufactured by its distributors for distribution in markets in their designated territory; and
•Certain products sourced through sourcing agents.

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Manufacturing and Sourcing

We do not own, operate, or manage manufacturing facilities nor do we purchase 3TG directly from mines, smelters or refiners. Many of the products that we contract to manufacture are highly technical and typically include components and trims from multiple suppliers. While we may nominate raw material suppliers (including trim and component suppliers) to be used by our vast network of finished-goods manufacturers, in some cases we may not have direct contractual relationships with these raw material suppliers. Generally, there are multiple tiers of vendors and suppliers between the 3TG mines and our raw material suppliers. Therefore, we must rely on our raw material suppliers to work with their upstream suppliers to provide us with accurate information about the origin of 3TG used in our products.

PART II. REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE

Reasonable Country of Origin Inquiry

Under our RCOI, we requested that all suppliers identified as providing trims, components or materials that could possibly include 3TG ("Covered Suppliers") provide information to us regarding their 3TG use and smelters and refiners using the Conflict Mineral Reporting Template ("CMRT"). The CMRT was developed by the Responsible Minerals Initiative ("RMI") to collect data and facilitate disclosure of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a supplier’s conflict minerals policy, its due diligence process and information about its supply chain, such as the names and locations of smelters and refiners, as well as the origin of 3TG used by those facilities. The CMRT represents our reasonable efforts to determine the country of origin of 3TG in our supply chain. In large part, we must rely on the cooperation of other parties in our supply chain to report on compliance with the Conflict Minerals Rule.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we conducted due diligence for 2024. These due diligence efforts are discussed below in this Report.

Design of Due Diligence Framework

We designed our due diligence framework to conform in all material respects with the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Guidance").

Due Diligence Process

Summarized below are the components of our conflict minerals program for the reporting period as they relate to the five-step framework from the OECD Guidance. These are not all of the discrete steps that were part of our due diligence.

1. Maintain Strong Management Systems
•Conflict Minerals Policy. We have adopted a position statement ("Policy"), commonly referred to as a conflict minerals policy by our industry peers, regarding the sourcing of 3TG. Our Policy is publicly available on our website at www.columbiasportswearcompany.com in the Corporate Responsibility section of the website (currently under "Responsible Practices"). The contents of our website are not incorporated by reference herein, and are not otherwise a part of this Report. Pursuant to our Policy, we expect all of our suppliers to avoid use of minerals that are derived from ore mined under conditions of armed conflict and human rights abuses or which may directly or indirectly finance or benefit armed groups in Covered Countries.

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•Internal Team. We have a conflict minerals group that collaborates with key senior executives and subject matter experts from functions such as manufacturing, materials research, legal, and finance to ensure execution of our management system. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Vice President of Sustainability and Community Impact. Execution of the program is managed by our corporate responsibility team and is based on OECD Guidance.
•Control Systems. We conduct an annual survey of our supply chain through a third-party service provider as part of our RCOI and due diligence. Our third-party service provider provides data validation and preliminary risk assessment based on RCOI responses. We utilize the CMRT for our data collection. We maintain internal records relating to our 3TG compliance program for at least five years. These records are generally maintained by us or the third-party service provider in an electronic format.
•Supplier Engagement. In 2024, our Policy and requirements were actively communicated to all identified Covered Suppliers. Training documentation was available to these Covered Suppliers on general information about the Conflict Minerals Rule along with our requirements to suppliers regarding this obligation. We also maintain contracts with most of our raw material suppliers (including trim and component suppliers). Our form agreement for these suppliers contains a clause that requires the supplier to comply with our Policy.
•Company Grievance Mechanism. We have established a process to allow interested parties to contact us with questions, comments or concerns regarding our Policy or practices. The product category units contained in this Report are aggregated at the highest level of product category. For inquiries regarding a particular product style, our conflict minerals group may be reached by email at cm@columbia.com.

2. Identify and Assess Risk in the Supply Chain
•Identify Risks in the Supply Chain. In 2024, our conflict minerals group: identified materials, trims and components used in the Company's products that could contain 3TG based on a metals content reporting flag in our product management database; identified suppliers of materials, trims or components that could contain 3TG; established Covered Suppliers that are included in the scope of the Company's 3TG reporting process in accordance with the Conflict Minerals Rule; and instructed the Company's third-party service provider to request completion of the CMRTs from Covered Suppliers to determine if such suppliers have product that potentially contains 3TG from Covered Countries. In 2024, our third-party service provider requested completed CMRTs from our 49 Covered Suppliers, representing primarily trim and component suppliers. We received responses from all 49 Covered Suppliers, a response rate of 100%. Of the respondents, seven Covered Suppliers, or 14%, indicated one or more of 3TG were used in production of their products, but not with complete certainty in our products. 42 Covered Suppliers responded that they do not use 3TG in their products.
•Assess Risk in the Supply Chain. Responses provided by the Covered Suppliers were reviewed against our internally developed risk factors and criteria to determine which responses required further engagement. The criteria included plausibility, gaps and inconsistencies within the data reported by Covered Suppliers, as well as incomplete or unrecognized smelter and refiner information. In 2024, as a result of this risk-assessment, we focused communication and coordination on three Covered Suppliers who provided inconsistent information or unrecognized smelter and refiner information. These three Covered Suppliers received reminder emails every two weeks and additional outreach to resolve quality control flags.

3. Design and Implement a Strategy to Respond to Risks
•Report Findings to Senior Management. We report information gathered during our annual supply chain survey, results from the risk assessment process and status of our risk mitigation efforts to our Executive Vice President, Chief Administrative Officer and General Counsel and Executive Vice President, Chief Supply Chain Officer.

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•Devise, Adopt and Implement a Risk Management Plan. We maintain a risk management plan that includes due diligence reviews of suppliers, smelters and refiners that may be sourcing or processing 3TG from the Covered Countries which may not be from recycled or scrap sources. Our due diligence measures are significantly based on third-party audits of smelters and refiners that evaluate the smelters and refiners who process and provide 3TG to our supply chain. We attempt to contact smelter and refiner facilities that indicate sourcing from Covered Countries to assess their due diligence practices and request country of origin and chain of custody information for 3TG processed by the facilities. We take the measures identified elsewhere in this Report to mitigate the risk that 3TG in our products benefit armed groups in the Covered Countries.
•Ongoing Risk Monitoring. We monitor and track suppliers, smelters, and refiners identified as not meeting the requirements set forth in our Policy or contractual requirements to determine their progress in meeting those requirements.

4. Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
•We do not have direct relationships with 3TG smelters and refiners and therefore do not perform or direct audits of such entities. In connection with our due diligence, for the identified smelters and refiners, our third-party service provider consults information concerning independent third-party audits of smelters and refiners made available by RMI, the London Bullion Market Association Good Delivery Program ("LBMA") and the Responsible Jewelry Council Chain-of-Custody Certification ("RJC") and if the smelter of refiner is certified by one of these third-parties it is determined to be "Conformant".

5. Report on Supply Chain Due Diligence
•The Company’s Form SD and Conflict Minerals Report are annually filed with the Securities and Exchange Commission and are publicly available on our website. We also publish an Impact Report, which contains information on responsible sourcing, and other responsible sourcing information, on our website. In addition, we regularly publish a list of our third-party finished-goods factories on our website and publish supply chain transparency maps for selected products.

PART III. DUE DILIGENCE RESULTS

Columbia has determined in good faith that during 2024, the Company contracted to manufacture apparel, accessories, equipment, and footwear that contained 3TG.

See Annex A for a summary of smelters and refiners identified by our Covered Suppliers in 2024, to the extent such smelters or refiners produce 3TG, and for additional information. Information provided indicated that 126 of the 127 smelters and refiners identified in 2024 were Conformant, meaning that the entities were certified as "conflict free" by RMI, LBMA, or the RJC. One smelter or refiner is not certified as conflict-free but does not source from Covered Countries.

Three Covered Supplier survey responses contained incomplete or inconsistent information. We used various methods to identify the incomplete information in the surveyed suppliers’ responses, including verification checks conducted by third party software or by members of our internal team. Through this outreach we determined that the responses reflected that the entities were unable to obtain a 100% response rate from their supply chains. Based on our third party’s due diligence, we have no reason to believe these entities sourced 3TG minerals from Covered Countries.

Due to our position in the supply chain, which is discussed earlier in this Report, we rely on our Covered Suppliers for accurate smelter and refiner information and our RCOI and due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our in-scope products. Some

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Covered Suppliers provided CMRT information at a "company level". Those Covered Suppliers that provided "company level" responses use 3TG in their products but do not identify with certainty if they used 3TG in the products supplied to us specifically. Therefore, we cannot say with certainty that the 3TG from the smelters and refiners identified on the CMRTs by the Covered Suppliers are contained in our products nor can we say that the smelters and refiners identified in Annex A produced 3TG used in our products.

As a result of the foregoing, in 2024, we did not have sufficient information to determine whether or not any of our products were "DRC conflict free".

We endeavored to determine the mine or location of origin of the necessary 3TG contained in our in-scope products by requesting that the in-scope Covered Suppliers provide us with a completed CMRT and through the other procedures followed by us and the third-party provider that are described in this Report. Additional information is contained in Annex A of this Report.

PART IV. RISK MITIGATION AND FUTURE DUE DILIGENCE MEASURES

We have implemented a risk management plan that includes continued communication with our suppliers to enhance and improve the quality of responses and disclosures in future reporting periods. In furtherance of those objectives, and to support the due diligence measures to mitigate the risk that the 3TG in our products, directly or indirectly, benefit armed groups in the Covered Countries we expect to:
•Continue to educate our suppliers with an emphasis on suppliers who provided inconsistent information or unrecognized smelter and refiner information; and
•Continue to evaluate and monitor active suppliers to identify which suppliers provide us with products containing 3TG and need to be included in our information request.

This Report constitutes our annual report on our 3TG due diligence and is available on the Company's investor relations website, http://investor.columbia.com and filed with the Securities and Exchange Commission on Form SD.
This Report contains forward-looking statements within the meaning of federal securities laws. Forward-looking statements often use words such as "will", "anticipate", "estimate", "expect", "should", "may" and other words and terms of similar meaning or reference future dates. These forward-looking statements, and others we make from time to time, are expressed in good faith and are believed to have a reasonable basis; however, each forward-looking statement involves risks and uncertainties. Many factors may cause actual results to differ materially from projected results in forward-looking statements, including the risks described in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and subsequent SEC filings. Forward-looking statements are inherently less reliable than historical information. Except as required by law, we do not undertake any duty to update forward-looking statements after the date they are made or to conform them to actual results or to changes in circumstances or to reflect changes in events, circumstances or expectations. New factors emerge from time to time and it is not possible for us to predict or assess the effects of all such factors or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in this Report.

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ANNEX A

The Covered Suppliers use Covered 3TG from many smelters and refiners and generally do not trace the Covered 3TG purchased from particular smelters and refiners to a particular product. Therefore, the CMRTs we received during our RCOI were typically responses at a “company” level, rather than at a product-specific level. For this reason, we cannot say with certainty that the smelters and refiners identified on the CMRTs provided by the Covered Suppliers processed the Covered 3TG contained in our products. In addition, following our due diligence process, we do not have sufficient information to determine the country of origin of at least a portion of the Covered 3TG.

Capitalized terms used and not otherwise defined in this Annex A have the meanings set forth in the Conflict Minerals Report of which this Annex A is a part.

Smelters and Refiners

In connection with our RCOI or due diligence, as applicable, the Covered Suppliers identified to us the smelters listed below as having potentially processed the 3GT contained in our in-scope products in 2024. Please see the notes that accompany the table for additional information concerning the data in the tables.

The smelter and refiner information in Column 1 below was provided by the Covered Suppliers in connection with our RCOI or due diligence process, as applicable. Column 2 indicates the known smelters and refiners that are listed as Conformant by the RMI.

Metal	Column 1	Column 2
	Known Smelters and Refiners	Known Conformant Smelters and Refiners
	Total	Total	% of Known Smelters and Refiners
Gold	47	47	100%
Tin	58	57	98%
Tungsten	23	23	100%
Tantalum	0	0	0
Total	128	127	99%

Of the Conformant smelters and refiners identified to us by the Covered Suppliers, 125 sourced solely from outside of the Covered Countries, including from recycled or scrap sources, or the RMI does not provide country of origin information for those smelters or refiners. The table below provides information on the identified Conformant smelters and refiners that are known to source in whole or in part from the Covered Countries. The foregoing determinations are from information made available by the RMI to its members. We do not have country of origin information for smelters and refiners that are not listed as Conformant. In addition, as noted above, the RMI does not make available to its members country of origin information for some of the Conformant smelters and refiners.

Metal	Sources From a Covered Country
	Total Smelters and Refiners Sourcing from the Covered Countries	% of Known Smelters and Refiners
Gold	0	0%
Tin	1	2%
Tungsten	0	0%
Tantalum	0	0%
Total	1*	1%

*The one identified smelter is Conformant. In some cases, these smelters and refiners also sourced from non-Covered Country sources.

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The Company notes the following in connection with the above table:
a.Not all of the included smelters may have processed the necessary 3TG contained in the Company’s in-scope products, since some Covered Suppliers reported at a "company level", meaning that they reported the 3TG contained in all of their products, not just those in the products that they sold to the Company. Some Covered Suppliers also may have reported smelters or refiners that were not in the Company’s supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters reflected above may not include all of the smelters or refiners in the Company’s supply chain, since some Covered Suppliers may not have identified all of their smelters or refiners.
b.The table only includes entities that were listed as smelters by RMI.
c.Smelter status information in the table is as of April 12, 2025.
d."Conformant" means that a smelter was certified as "conflict free" by RMI, LBMA, or the RJC. Included smelters were not necessarily Conformant for all or part of 2024 and may not continue to be Conformant for any future period. We do not have information on the origin of the 3TG processed by any of the Conformant smelters prior to their respective certification dates.
e."Not Conformant" means that a smelter or refiner is not certified as "conflict-free" by RMI, LBMA, or the RJC.
f."Smelter Location" is the country in which the smelter is located.
g.Smelter status and location reflected in the table is based solely on information made available by our third-party service provider, without independent verification by the Company.

Country of Origin Information

The identified countries of origin of the 3TG processed by the Conformant smelters listed in the table above may have included the countries in the categories listed below.
L1.     Countries that are not identified as conflict regions or plausible areas of smuggling or export from these regions of 3TG: Armenia, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, Finland, France, Germany, Ghana, Guinea, Guyana, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Ivory Coast, Japan, Jersey, Kazakhstan, Kenya, Korea, Kyrgyzstan, Laos, Luxembourg, Madagascar, Malaysia, Mali, Mexico, Mongolia, Morocco, Mozambique, Myanmar, Namibia, Netherlands, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Poland, Portugal, Russian Federation, Saudi Arabia, Sierra Leone, Singapore, Slovakia, South Africa, Spain, Suriname, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Arab Emirates, United Kingdom, United States, Uzbekistan, Vietnam and Zimbabwe.
L3.    The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.
DRC. The Democratic Republic of the Congo.

Alternatively, or in addition, some of the Conformant smelters may have sourced from recycled or scrap sources.

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